Exhibit 99.1

Harford Mutual Insurance Group Goes Live with Sapiens PolicyPro Platform

The modernized, fully configurable solution enables Harford Mutual Insurance Group to quickly roll out new, innovative products, automate business processes and enhance operational efficiencies

Oct. 29, 2020 — Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Harford Mutual Insurance Group , a network of nearly 500 independent insurance agencies, announced today that Harford Mutual has gone live with Sapiens PolicyPro solution, enabling the Maryland-based insurer to quickly launch new products to market and generate new revenue streams.

With an in-house policy administration system that was more than 25 years old, Harford Mutual sought a solution that would allow for increased flexibility and speed in an insurance landscape marked by mounting consumer expectations for seamless, digital experiences. Harford Mutual deployed the solution then conducted user training, end-to-end testing and acceptance testing. They went live with all employees working from home amid the COVID-19 pandemic.

“Our ability to adopt, configure and manage Sapiens PolicyPro platform is key to our success and gives us the ability to be self-sufficient and more efficient in our operations,” said Tim Baum, Harford Mutual’s Vice President and CIO. “Sapiens’ innovative technology, industry expertise and deep understanding of next generation, digital insurance solutions make them a vital partner in our vision for continued growth and success.”

Delivering comprehensive lifecycle support for all P&C lines of business, the solution offers policy management as well as complete historical views of policy information. The automated, end-to-end PolicyPro platform is used by agents, underwriters and consumers to quote, issue and service policies. This platform, like all of Sapiens’ other offerings, enables seamless integration with various third-party solutions.

“Through the use of Sapiens PolicyPro, Harford Mutual Insurance Group has the flexibility, efficiency and end-to-end intelligence necessary to be competitive and meet customers’ needs in a rapidly evolving insurance market,” said John Pettit, head of Sapiens' North American P&C Product Strategy. “Through our long-standing partnership, Sapiens technology will enable Harford Mutual to continue its proud tradition of offering stable, robust insurance solutions for the long haul.”

About Harford Mutual Insurance Group

Harford Mutual Insurance Group, founded in 1842 in Harford County, Maryland, provides commercial property and casualty insurance products and services to a regional market. The company ended 2019 with over $230 million in direct written premium sold through nearly 500 independent agents in Delaware, Maryland, New Jersey, Pennsylvania, North Carolina, South Carolina, Georgia, Tennessee, Virginia, and Washington DC. Harford Mutual contributed more than $260,000 to over 70 charities in 2019. Harford Mutual is rated A (Excellent) by A.M. Best, the leading credit rating organization dedicated to serving the global insurance industry. For more information, visit: www.HarfordMutual.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com